Mondovita Corp.

#22 Calle Felix Nolasco

Atlantica, Puerto Planta

Dominican Republic

June 26, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  J. Nolan McWilliams

Re:          Mondovita Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 18, 2015

File No. 333-204143

Dear J. Nolan McWilliams:

I write on behalf of Mondovita Corp., (the “Company”) in response to Staff’s letter of June 25, 2015, by J. Nolan McWilliams, Attorney-Advisor, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed June 18, 2014 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Prospectus Summary, Page 5

1.             We note your response to our prior comment 3 and reissue in part. The first sentence of the second to last paragraph on page 26 states your belief that you have the “expertise and network connections to capitalize in the Dominican Baseball market.”

In response to this comment, the Company disclosed that Mr. Santana has no experience in the agency or athlete management business and the Company has no full or part-time employees.  The Company also added a risk factor that Mr. Santana has no experience as a sports agent or in dealing with or managing athletes. The Company also revised the disclosure related to “existing expertise and network relationships.”

Risk Factors, Page 7

Risks Related to Our Financial Condition and Our Business, page 7

2.             We note your disclosure on page 27 that “[s]couting in the Dominican Republic has exploded because players not subject to the draft.” In light of recent statements made by Major League Baseball Commissioner Rob Manfred supporting an international draft, please add a risk factor discussing the possibility of an international draft and the potential effect it may have on Dominican Republic prospects.

In response to this comment, the Company included a risk factor concerning an international draft.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Elvis Santana

Elvis Santana

Enclosures:

Acknowledgment by the Company